

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2015

John Broderick, Chief Executive Officer
Cicero, Inc.
8000 Regency Parkway, Suite 542
Cary, North Carolina 27518

> **Re: Cicero, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 24, 2015**
> **File No.   000-26392**

Dear Mr. Broderick:

We have limited our review of your proxy statement to those issues we have addressed in our comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Proposal III, Approval to Amend Article IV (Conversion) of the Series A-1 Convertible …, page 14</u>

1.   You are proposing to modify, upon the occurrence of certain events, the terms of your certificate of designations to automatically convert shares of your Series A-1 convertible preferred stock to common stock. Please revise your filing to provide information responsive to Item 12(d) and (f) of Schedule 14A, or tell us why you believe such information is not required to be provided. This comment also applies to Proposal IV with respect to your Series B convertible preferred stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor